June 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Cascio

Re:	Baxter International Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2012

Filed February 21, 2013

Forms 8-K dated January 24, 2013 and April 18, 2013

Filed January 24, 2013 and April 18, 2013

File No. 001-04448

Dear Mr. Cascio:

We submit this letter in response to additional comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 4, 2013, relating to our filings and correspondence dated May 21, 2013. Our previous filings and correspondence included responses to comments from the Staff of the Commission, received by letter dated May 2, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Forms 8-K dated January 24, 2013 and April 18, 2013.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.

We note your response to our prior comment 2. While we understand the discretionary nature of entering into collaboration agreements, it appears that internally performed research and development activities would also be discretionary and entail uncertainties about future costs, timing and pathways to possible completion. Further, as provided in Topic 808 and as discussed in the footnotes to your financial statements, the notion of a collaborative arrangement involves active participation in a joint activity where both parties are exposed to significant risks and

Brian Cascio

Securities and Exchange Commission

rewards of the uncertain outcome. Further, your disclosure indicates that your collaborative arrangements “principally pertain to the joint development and commercialization of new products” which are “designed to enhance and expedite long-term sales and profitability growth.” Accordingly, further explain the reason that payments to collaborators expensed as research and development are not normal recurring operating costs and why it is appropriate to eliminate those costs under Item 10(e) of Regulation S-K.

Company Response:

We note your comment 1, and have addressed it together with our response to comment 2 below.

2.	In addition, please specifically address the second bullet to our prior comment 2 and explain to us how you considered the substance of the definition of a collaborative arrangement as defined in FASB Codification Topic 808 in concluding that it is appropriate to present non-GAAP measures excluding payments to collaborators.

Company Response:

FASB Codification Topic 808 defines a collaborative arrangement as one that involves a joint operating activity, whereby the parties are active participants in the activity and are exposed to significant risks and rewards dependent on the technical and commercial success of the activity. Furthermore, ASC 808-10-15-7 states that one participant may have primary responsibility for research and development (R&D) and another participant may have primary responsibility for the commercialization of the final product or service, and it is within this context that we disclose that our collaborative arrangements pertain to joint development and commercialization of new products. In certain arrangements, our collaborator has the primary responsibility for R&D while we have responsibility for commercialization of the final product or service. As a result, the joint operating activity in our collaboration agreements represents the overall process of developing and commercializing a new product with both parties playing specific roles, rather than both parties being jointly involved in both the development activities and the commercialization activities, which is consistent with the specific guidance in FASB Codification Topic 808.

Payments related to the collaboration arrangements that have been expensed as R&D comprise upfront and milestone payments to collaborators, who are often directly responsible for clinical development under the arrangement. Upfront payments primarily represent strategic investments in securing access to third-party research or product licensing and, while properly classified as R&D expenses, differ from internally performed R&D activity based on the nature of these payments. Additional milestone payments may be paid to our collaborators, however these payments are generally

Brian Cascio

Securities and Exchange Commission

contingent upon the successful completion of pre-determined milestones, which typically include regulatory activities and filings. In these circumstances we do not have the same level of decision-making capabilities for the prioritization and management of development-related activities as for our internal R&D activities. Additionally, the timing of expenses related to milestone payments is uncertain due, in part, to the regulatory process and results in a different payment and expense recognition pattern than our internal R&D activities.

As a result, the Company believes that upfront and milestone payments related to collaborative arrangements that are properly classified as R&D expenses are not reflective of ongoing results, particularly in evaluating performance from one period to another. Accordingly, we believe that presenting adjusted R&D expense may provide a more complete understanding of business development initiatives versus internally-driven initiatives. More specifically, the Company believes that this measure provides the reader with a clearer understanding of our on-going investments in internally-driven R&D initiatives independent of our significant upfront and milestone-related payments related to collaborations.

Income Taxes, page 32

3.	We note your response to our prior comment 3. While we see that you intend to expand certain parts of your disclosure, tell us your consideration of disclosing the actual foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions. It appears that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K.

Company Response:

We respectfully advise the Staff that we have provided the components needed to derive our foreign effective tax rate expense in Note 12 to the consolidated financial statements, in addition to key drivers impacting our total effective tax rate for foreign operations, such as tax incentives. However, we understand the staff’s comment and in future annual filings we will expand our MD&A discussion to state our actual foreign effective tax rate and will identify the primary jurisdictions impacting the foreign effective tax rate. Additionally, we will identify key drivers for differences between the foreign effective tax rate and our U.S. federal statutory rate, such as tax incentives and the impact of differing statutory rates.

Brian Cascio

Securities and Exchange Commission

Item 8. Financial Statements

Note 12. Income Taxes, page 90

Income Tax Expense Reconciliation, page 91

4.	While we acknowledge your response to prior comment 4, the reconciling impact of differing foreign statutory rates and the benefit from company specific negotiated income tax holidays appear to be separate items for purposes of applying Rule 4-08(h) of Regulation S-X. In future filings, please separately disclose the impact of differing foreign statutory rates from the impact of income tax holidays and incentives, where those items meet the quantitative thresholds in the cited guidance.

Company Response:

We understand the staff’s comment and in future filings on Form 10-K we will separately disclose the impact of income tax holidays and incentives from the impact of differing foreign statutory rates in the Income Tax Expense Reconciliation. The impact of differing foreign statutory rates for operations subject to tax incentives will be included in the reconciliation line item “Foreign tax (benefit) expense” in the Income Tax Expense Reconciliation, consistent with the impact of differing foreign statutory rates for foreign operations not subject to tax incentives.

Brian Cascio

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310.

Very truly yours,

/s/ Robert J. Hombach
Robert J. Hombach
Corporate Vice President and
Chief Financial Officer